Exhibit 99.1

Company announcement – No. 10 / 2022

Zealand Pharma Appoints New Chief Executive Officer, Refocuses Strategy to Prioritize Research & Development and Streamlines Operations

●	Dr. Adam Steensberg assumes the position of Chief Executive Office refocusing Zealand to better leverage its next-generation peptide platform to address unmet medical needs of patients

●	Commercial operations restructured to pursue partnerships for Zegalogue, V-Go and the glepaglutide and dasiglucagon late-stage clinical portfolio

●	Annual operating expense reductions to be at least 35% from 2021 levels

●	Conference call for investors and financial community will be held today at 4:30 PM CET/ 10:30 AM ET

Copenhagen, DK and Boston, MA, U.S. March 30, 2022 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078,) a biotechnology company focused on the discovery and development of innovative peptide-based medicines, today announced a corporate restructuring intended to leverage its peptide platform by prioritizing investment in its research and development pipeline programs and streamline its commercial operations.

The changes will refocus the Zealand’s resources reducing expenses while investing in strategic development and commercialization partnerships of pipeline assets. Dr Adam Steensberg will replace Emmanuel Dulac as Chief Executive Officer of Zealand as of 30 March 2022.

“The Board is focused on ensuring that the company continues to play to its strengths and believes that Dr. Adam Steensberg, its current Executive Vice President of Research & Development and Chief Medical Officer, has the right skill set and experience having developed the company’s rich and deep pipeline under his tenure,” said Martin Nicklasson, Chairman of the Board of Zealand Pharma. “I want to thank Emmanuel for his stewardship of the company over the last three years.”

Following a review of all business operations, Zealand plans to maximize the value of V-Go® and Zegalogue® through strategic partnerships and will restructure its commercial organization in the United States while ensuring continuity of services by maintaining patient, physician, and payor support for V-Go® and Zegalogue®. Zealand will also seek commercial partnership opportunities for its late-stage clinical pipeline programs as it looks to further leverage its peptide platform though strategic collaborations. With the restructuring, the US workforce will be reduced 90% by Q3 of this year with additional cost reductions implemented in Denmark.

“I realize that these changes impact employees in our organization and we are grateful to all our colleagues for their dedication and all they have done to improve the lives of patients,” said Adam Steensberg, President and Chief Executive Officer of Zealand Pharma. “We have made the decision to restructure because we believe that seeking commercial partnerships will generate more value for the company and shareholders as we transform the company into a more focused and cost-effective organization. By improving our operational efficiency and targeting business development efforts, we will be in position to fully leverage the value of our most advanced assets and develop new peptide-based therapies. We have a strong R&D pipeline with Phase III readouts this year for dasiglucagon in CHI and, glepaglutide in SBS in the second and third quarters respectively, and Phase I data for our Amylin analogue targeting obesity later this year.”

With the restructuring, the company is updating its financial guidance for 2022.

Net operating expenses in 2022 are now expected to be DKK 1,000 million +/-10%. This is a decrease of DKK 200 million from the prior guidance issued on March 10, 2022, and due to the change in commercial strategy, net product revenue from the sales of commercial products is now expected to be DKK 115 million +/- 10%. This is a decrease of DKK 125 million from the prior guidance and does not include any revenue from existing license agreements or from any potential partnerships. If such partnerships occur, Zealand will update the financial guidance accordingly.

The company will hold a conference call for investors and financial community at 4:30 PM CET/ 10:30 AM ET. Details can be found here: https://www.zealandpharma.com/events-cal and below.

Zealand Pharma Corporate Update Conference Call

Date of call: March 30, 2022

Time of call: 16:30 pm CEST / 10:30 am ET

Telephone conference

Dial in details, Participants:

Confirmation Code:	7092317
Denmark, tollfree/Freephone:	80 711 246
Denmark, Copenhagen	+45 32 720 417
France, Paris	+33 (0) 170700781
Netherlands, Amsterdam	+31 (0) 207956614
United Kingdom, local	+44 (0) 844 481 9752
United States, New York	+1 646 741 3167
Participant International Dial-In:	+44 (0) 2071 928338

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, and development of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statements

This announcement may contain forward-looking statements, including “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on the beliefs and assumptions and on information currently available to management of Zealand, including with respect to the company’s anticipated revenue and expenses for 2021 and potential product approval by the FDA. All statements other than statements of historical fact contained in this announcement are forward-looking statements, including statements regarding the anticipated final terms of the Investment. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Zealand's actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the "Risk Factors" section of the Zealand's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 13, 2020, and subsequent reports that Zealand has filed or will file with the SEC. Forward-looking statements represent Zealand's beliefs and assumptions only as of the date of this announcement. Although Zealand believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, Zealand assumes no obligation to publicly update any forward-looking statements for any reason after the date of this announcement to conform any of the forward-looking statements to actual results or to changes in its expectations.

For further information, please contact:

Zealand Pharma Investor Relations
Maeve Conneighton
Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations
David Rosen
Argot Partners
media@zealandpharma.com